Contact

www.linkedin.com/in/neilparsont (LinkedIn)
www.zerocheating.com (Company)

Top Skills

Typing
Sales
Analytical Skills

Languages

English (Native or Bilingual)
Portuguese (Limited Working)

Honors-Awards

First Place in FAU Business Plan Competition

Neil Parsont, MBA

President of Zero Cheating
Boca Raton, Florida, United States

Summary

Neil Parsont is a highly motivated and diversified entrepreneur. His free time is dedicated towards the pursuit of applicable business knowledge in a plethora of fields including: Excel, Finance, Accounting Operations, Quantitative Analysis, Public Speaking, Business writing, and Marketing. By studying and then tutoring multiple fields of business, Neil is able to offer a thorough and complete business consulting service. He has helped thousands of students from undergraduates, to Executive MBA professionals succeed in their coursework and professional careers. Neil is extremely passionate about helping people succeed and incorporates efficiency and high quality into all of his work. When he sets his mind on a goal, it is only a matter of time before it becomes a reality. A true believer in "The Secret" by Rhonda Byrne.

Experience

Zero Cheating
President
December 2022 - Present (2 years 1 month)

Oversee all development of software and systems. Manage and approve all cash flows. Direct marketing and strategy development.

6-Pack Macros
CEO
May 2018 - Present (6 years 8 months)

I oversee all mobile application development, website updates, advertising strategies and other operations.

Cram Tutoring
President
May 2008 - Present (16 years 8 months)
Boca Raton

Founder and lead tutor.

-Managing, marketing, training of 20+ employees May '08 - Present

-Tutoring all business subjects and consulting

Accomplishments:

* Grew business from 1 course to over 50 courses

* Helped over 1,000 students graduate

* 1st place FAU Business Plan Competition 2012 (over 200 entrants)

* Created professional website, integrating online booking system

Mobile Solution
Store Manager
May 2006 - August 2007 (1 year 4 months)

Managed and scheduled 5 employees, provided customer service

-Logistics, inventory, sales, team meetings

Office Max
Sales Supervisor
November 2004 - November 2005 (1 year 1 month)

Took store from last in district in warranty sales to the top 3

-Managed 8 employees, resolved complaints, increased revenue

-Stocking, team meetings, loss prevention manager

T-Mobile USA
Retail Sales Associate
January 2002 - November 2004 (2 years 11 months)

Boca Raton, Florida May '02 – Nov'04

-Awarded Trophy for Retail Sales Associate of the Year (Miami Market)

-Over 100% to Quota every month for 2 years (Certificates Available)

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Education

Florida Atlantic University

MBA, Finance, General · (2012 - 2016)

Florida Atlantic University

Bachelors Degree, Finance · (2005 - 2008)